FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, November 26, 2019

Ger. Gen. No. 72 /2019

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N° 1449

Santiago, Chile

Ref.: Significant event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized in representation of ENEL AMÉRICAS S.A. (“Enel Américas or the Company”), hereby inform you of the following in the attached Significant Event. During a session held yesterday, the Company’s Board of Directors approved Enel Américas’ 2020–2022 Strategic Plan.

The macro elements of said Strategic Plan for the period 2020–2022 foresee a cumulative EBITDA of approximately US$ 15.2 billion and a cumulative CAPEX of approximately US$ 5.3 billion.

Since the contents of the aforementioned Strategic Plan follow and are based on projections of hypotheses that may or may not be verified in the future, their effects cannot be established on this date.

Yours truly,

Aurelio Bustilho de Oliveira

Chief Financial Officer

cc.:           Banco Central de Chile (Central Bank of Chile)

 Bolsa de Comercio de Santiago (Santiago Stock Exchange)

 Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

    Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

    Depósito Central de Valores SA (Central Securities Depositary)

    Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: November 26, 2019